

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2013

<u>Via E-mail</u>
Dean Ledger
Chief Executive Officer
Universal Technology Systems Corp.
20 Trading Post Way
Medford Lakes, New Jersey 08055

  Re: Universal Technology Systems Corp.
     Form 8-K
     Filed September 30, 2013
     File No. 333-187308

Dear Mr. Ledger:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. As a result of your reverse merger on September 24, 2013, it appears that you have had a change in accountant. Please tell us how you have complied with the disclosure requirements of Item 4.01 of Form 8-K and Item 304 of Regulation S-K regarding your change in accountant.

Item 1.01, page 2

2. Please amend to include disclosure under Item 1.01 of Form 8-K to state that you entered into a reverse merger and identify the legal and accounting acquirer in the transaction.

Summary Business Developments, page 6

3. Please clearly disclose in the beginning of this section that Global Photonic Energy

Corporation is a development stage company that has not manufactured, sold or licensed any products, that has incurred losses to date, has no revenue, and has a going concern opinion from its auditor.

4. We note disclosure throughout the filing that GPEC's sponsored research activities have generated a patent portfolio of more than 600 issued or pending patents to which the company has exclusive commercial rights. Please revise to clearly disclose the duration of such patents. Please also disclose separately the number of issued and pending patents.

Philosophy and Approach, page 6

5. We note the statement that "We believe GPEC is well positioned to be one of the leading industry players in developing solar solutions . . ." Please revise to clearly explain the basis of this statement.

Development Goals, page 11

6. Please disclose whether you have financing plans to further your development goals.

Competition, page 12

7. Please disclose as applicable competition you face from other companies with the same business model, namely licensing of intellectual property.

Description of Property, page 17

8. Please disclose from whom you are leasing your property free of charge.

Directors, Executive Officers and Corporate Governance, page 18

9. Please revise to discuss, for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Please refer to Item 401(e) of Regulation S-K.

Transactions with Related Persons, Promoters and Control Persons, page 20

10. We note the related party disclosure in Note 4 on page F-11. Please revise to provide such related party disclosure in this section of the Form 8-K as well.

Description of Securities, page 23

Warrants, page 24

Piggy-back Registration Rights, page 24

> 11. Please disclose whether or not there are any cash penalties under the registration rights agreement. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to FASB ASC 825-20-50-1.

Item 5.01 Changes in Control of Registrant, page 27

> 12. Please revise this section to disclose the source of funds used to acquire the shares of Mr. Conley.

Signatures, page 29

> 13. We note your reference to the Securities Act of 1933. Please revise to refer to the Securities Exchange Act of 1934. Please see the Form 8-K instructions.

Exhibits

> 14. We note disclosure of your amended exclusive license agreement with USC, Princeton and the University of Michigan. Please file such agreement with your next amendment or tell us why you are not required to do so.

> 15. Please file signed employment agreements with your next amendment.

Pro Forma Financial Information

Unaudited Pro Forma Consolidated Statements of Expense, page F-31

> 16. You have included a pro forma consolidated statement of expenses for the year ended June 30, 2013. Given that the Global Photonic Energy Corporation has a December 31 year end, please also provide a pro forma consolidated statement of expenses for the six months ended June 30, 2013.

> 17. We have the following comments regarding your earnings per share information:
>
> - Provide the calculations used to determine your earnings per share. Please specifically address how you determined the historical weighted average shares outstanding for Global Photonic Energy Corporation and how you accounted for the cancellation of the 9,000,000 UTCH shares;

- Include a reconciliation between the historical and pro forma weighted average shares used in computing basic and diluted earnings per share; and

- Disclose any shares not included for anti-dilution reasons. Refer to ASC 260-10-50-1c.

Note 1 – Pro Forma Adjustments to Balance Sheet…., page F-32

18. Please separately present adjustments related to transactions that are not yet reflected in your financial statements in addition to reflecting transactions related to the Purchase Agreement. In this regard, we refer you to the subsequent events discussed in the second paragraph in Note 10 – Subsequent Events on page F-29 which are not reflected in your historical financial statements, such as the $5,255,000 borrowings from a majority shareholder and $2,139,500 from private investors in the form of convertible short term note agreements but you are reflecting the issuance of UTCH shares in exchange for such obligations.

19. Please show precisely how you arrived at each adjustment amount with a discussion of any significant assumptions and estimates used to arrive at the adjustment amounts. For example, it is not clear how you determined the pro forma cash adjustment of $7,369,549. Please disclose the facts and circumstances that resulted in this adjustment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or, in his absence, Jeanne Baker, Staff Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202)551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Cc: Via E-mail
        Darren Ofsink, Esq.